UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Quan Zhou

IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central, Hong Kong

+(852) 2529-1016

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,146,394
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,146,394
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,394
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.13% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund II Associates L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,146,394(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,146,394(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,394
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.13% (3)
14.	TYPE OF REPORTING PERSON PN

(2)

The record owner of these shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(3)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Investors II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 339,108
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,108
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (4)
14.	TYPE OF REPORTING PERSON PN

(4)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG-Accel China Growth Fund GP II Associates Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,485,502(5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,485,502(5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,502
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.54% (6)
14.	TYPE OF REPORTING PERSON CO

(5)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 339,108 shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of these record holders, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(6)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62% (7)
14.	TYPE OF REPORTING PERSON PN

(7)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 221,393(8)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 221,393(8)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91% (9)
14.	TYPE OF REPORTING PERSON OO

(8)

Including 71,393 shares of which the Reporting Person is the record owner and 150,000 shares of which the record owner is IDG Technology Venture Investments, LP. By virtue of being the general partner of IDG Technology Venture Investments, LP, the Reporting Person may be deemed to have sole voting and dispositive power with respect to the shares of which the record owner is IDG Technology Venture Investments, LP.

(9)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investment III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,328
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,328
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.076% (10)
14.	TYPE OF REPORTING PERSON PN

(10)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: IDG Technology Venture Investment III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,328(11)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,328(11)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.076% (12)
14.	TYPE OF REPORTING PERSON OO

(11)

The record owner of these shares is IDG Technology Venture Investment III, L.P. By virtue of being the general partner of IDG Technology Venture Investment III, L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(12)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: Quan Zhou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,725,223(15)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,725,223(15)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,223
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (16)
14.	TYPE OF REPORTING PERSON IN

(11)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares.

(12)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

CUSIP No. 586264103

1.	NAME OF REPORTING PERSON: Chi Sing Ho
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,725,223(15)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,725,223(15)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,223
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (16)
14.	TYPE OF REPORTING PERSON IN

(11)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.

(12)	Based upon 24,199,585 shares of common stock outstanding as of September 30, 2012, as reported by the Issuer in a Form 8-K filed on November 5, 2012.

INTRODUCTORY NOTE

This Schedule 13D is filed by IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund GP II Associates Ltd., IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC (collectively, the “IDG Filing Persons”), Mr. Quan Zhou and Mr. Chi Sing Ho. This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with respect to MEMSIC, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”).
ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is One Tech Drive, Suite 325, Andover, MA 01810, United States of America.

ITEM 2. IDENTITY AND BACKGROUND
(a) – (c)

IDG-Accel China Growth Fund II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II L.P. is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund GP II Associates Ltd., a limited liability company incorporated under the laws of the Cayman Islands. IDG-Accel China Investors II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Investors II L.P. is IDG-Accel China Growth Fund GP II Associates Ltd. The directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd. are Quan Zhou and Chi Sing Ho.

IDG Technology Venture Investments, LP is a Delaware limited partnership the general partner of which is IDG Technology Venture Investments, LLC, a Delaware limited liability company. IDG Technology Venture Investment III, L.P. is a Delaware limited partnership the general partner of which is IDG Technology Venture Investment III, LLC, a Delaware limited liability company. Quan Zhou and Chi Sing Ho are the managing members of IDG Technology Venture Investments, LLC and IDG Technology Venture Investment III, LLC.

For all Reporting Persons, the principal business address is c/o IDG Capital Management (HK) Limited, Unit 5505, The Centre, 99 Queen’s Road Central, Hong Kong.

The IDG Filing Persons are China-focused private equity investors. The IDG Filing Persons mainly invest in China-related companies, focusing on companies in the information technology, media, healthcare, clean technology and non-technology consumer businesses and services related industries.

The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01.

(d) – (e)	During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Quan Zhou is a citizen of the United States of America. Mr. Chi Sing Ho is a citizen of Canada. Each of IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P. and IDG-Accel China Growth Fund GP II Associates Ltd. is organized under the laws of the Cayman Islands. Each of IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment III, LLC is organized under the laws of Delaware.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$77,897,408 will be expended in acquiring 19,474,352 outstanding shares of Common Stock owned by stockholders of the Company other than the IDG Filing Persons (“Publicly Held Shares”).

It is anticipated that the acquisition of the Publicly Held Shares will be financed primarily through equity financing. The equity financing will be in the form of cash and/or rollover equity in the Company.
ITEM 4. PURPOSE OF TRANSACTION

On November 10, 2012, IDG-Accel China Growth Fund II L.P., for itself and on behalf of its affiliated funds and its and their nominee entities (collectively, “IDG”), submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, IDG proposed to acquire, through an acquisition vehicle to be established by IDG, all of the Publicly Held Shares for US$4.00 per share. IDG intends to finance the transactions contemplated under the Proposal primarily through equity financing in the form of cash and/or rollover equity in the Company.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, and the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Stock Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal attached hereto as Exhibit 7.02 and incorporated herein by reference in their entirety.

Except as indicated above, IDG has no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) – (b)	The following disclosure assumes that there are 24,199,585 shares of Common Stock outstanding as of September 30, 2012, as set forth in the Company’s Form 8-K, dated November 5, 2012.

The responses of the IDG Filing Persons to Rows (7) through (11) of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	Except as set forth in Item 3 above, incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)	Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by IDG.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between IDG and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement

Exhibit 7.02:	Proposal Letter from IDG-Accel China Growth Fund II L.P. to the Company’s board of directors, dated as of November 10, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012

IDG-ACCEL CHINA GROWTH FUND II L.P.		IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By: IDG-Accel China Growth Fund II Associates L.P., its General Partner
By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.		IDG TECHNOLOGY VENTURE INVESTMENT III, L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner		By: IDG Technology Venture Investment III, LLC, its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P.		IDG TECHNOLOGY VENTURE INVESTMENT III, LLC
By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.		CHI SING HO

By:	/s/ Quan ZHOU	By:	/s/ Chi Sing HO
Name:	Quan ZHOU
Title:	Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP		QUAN ZHOU
By: IDG Technology Venture Investments, LLC, its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU
Title:	Authorized Signatory